FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2009

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed second quarter results ended March 2009, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw material, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired and achieving expected savings and synergies; consequences of the Group's leverage (including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the political situation and economies in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the proposed acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the proposed acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the proposed acquisition. However, the assumptions about these expected synergies are in herently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not aprofit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2009 or beyond.





2nd

quarter results for
the period ended
March 2009

Form S-8 version

sappi

sappi

Sales by product group*



●	Coated fine paper	68%
●	Uncoated fine paper	6%
●	Coated specialities	7%
●	Commodity paper	7%
●	Pulp	11%
●	Other	1%

Sales by source*



●	North America	26%
●	Europe	52%
●	Southern Africa	22%

Sales by destination*



●	North America	27%
●	Europe	47%
●	Southern Africa	13%
●	Asia and Other	13%

Share of group's operating assets**



●	Fine paper	70%
●	Forest products	30%

for the period ended March 2009

**as at March 2009*

Financial summary

■ Global economic downturn/weak demand impacted operating profitability

■ Continued production curtailment

■ Basic loss per share of 7 US cents

■ Positive cash generation

■ Acquisition synergies on track

| | Quarter ended | | | Half-year ended | |
	Mar 2009	Mar 2008	Dec 2008	**Mar 2009**	Mar 2008
Key figures: (US$ million)					
Sales	**1,313**	1,473	1,187	**2,500**	2,850
Operating profit	**6**	221	57	**63**	312
EBITDA *	**105**	314	138	**243**	501
Basic EPS (US cents) **	**(7)**	43	6	**(3)**	54
Key ratios: (%)					
Operating profit to sales	**0.5**	15.0	4.8	**2.5**	11.0

* Refer to note 1, Supplemental Information for the reconciliation of EBITDA to profit for the period
** Comparative figures have been revised in accordance with AIS 33 to reflect the impact of the rights offer.

Commentary

The quarter was characterised by a sharp decline in our sales volumes, which was driven by declines in demand for coated paper and pulp in our major markets. Our sales volumes declined approximately 24% compared to the corresponding quarter last year, including the mills acquired from M-real on 31 December 2008 (the Acquisition) in both periods. Actual sales volumes including the new business were approximately 95% of volumes reported a year ago.

Average prices realised by the group in the quarter were 6% lower in US dollar terms than a year ago mainly as a result of the sharp fall in pulp prices, which fell 32% relative to a year earlier. Prices realised for coated paper were higher than in the corresponding quarter a year ago.

We curtailed production extensively in each of our regions during the quarter to match supply with demand and reduce inventories. Our finished goods inventories were reduced by 13% in volume terms compared to December 2008, excluding the Acquisition.

Raw material, in particular pulp, and energy prices were lower in the quarter compared to the prior quarter and corresponding quarter last year. This had some effect on costs in the quarter; however, we expect that a greater effect will be apparent in our third quarter now that higher cost inventories have been depleted.

We announced the suspension of operations at Muskegon Mill for at least six months and a further restructuring affecting 70 people in the North American business in response to weak demand, as part of our actions to manage costs and inventories. A restructuring provision of US$8 million was therefore recorded in the quarter.

The acquired mills were also impacted by low operating rates as a result of global economic conditions. The operating result for the Acquisition was a loss of US$2.6 million for the period since 31 December 2008. The integration of the Acquisition has progressed well and the achievement of our previously announced synergies of Euro 120 million per annum within 3 years is on track.

Operating profit for the quarter was US$6 million compared to US$221 million in the corresponding period last year.

Net finance costs for the quarter increased to US$40 million compared to US$27 million last year as a result of increased debt and the effect of interest capitalised a year ago.

The group did not benefit from tax relief on reported losses as a result of tax losses in certain regions that could not be raised.

The basic loss per share was 7 US cents for the quarter compared to EPS of 43 US cents a year earlier.



Cash flow

During the quarter we completed the Acquisition, resulting in a net cash investment of US$586 million, essentially from the proceeds of the rights offer completed in December 2008. Details of the preliminary accounting for the Acquisition are included in note 8.

Cash generated from operations for the quarter was US$99 million, down from US$176 million a year ago as a result of lower operating profit, but much improved on the previous quarter. In addition US$28 million was released from working capital in the quarter.

Capital expenditure during the quarter was US$39 million, a major reduction from US$164 million last year which included part of the Saiccor expansion project.

Liquidity

Our liquidity situation is soundly managed. At March Sappi had cash and cash equivalents of US$711 million and undrawn commitments under the revolving credit facility of US$266 million (Euro 200 million). Sappi's short term borrowings of US$1,292 million include drawings under our Euro 600 million long term revolving credit facility which runs until May 2010 (US$543 million), financing under the securitised receivables programme which runs until 2012 (US$279 million) and a number of smaller short term facilities, commercial paper programmes and overdrafts (US$470 million).

We do not have any major borrowings maturing in the next 12 months.

Operating review for the quarter ended March 2009 compared to the quarter ended March 2008

Sappi Fine Paper

	Quarter ended **March 2009** US$ million	Quarter ended March 2008 US$ million	% change	Quarter ended Dec 2008 US$ million
Sales	1,112	1,209	(8.0)	998
Operating (loss) profit	(43)	47	–	8
Operating (loss) profit to sales (%)	(3.9)	3.9	–	0.8



Europe

	Quarter ended **March 2009** **US$ million**	Quarter ended March 2008 US$ million	% change (US$)	% change (Euro)	Quarter ended Dec 2008 US$ million
Sales	737	697	5.7	19.3	561
Operating (loss) profit	(21)	18	–	–	13
Operating (loss) profit to sales (%)	(2.8)	2.6	–	–	2.3

Volumes for the quarter were impacted by the exceptionally weak market conditions. Apparent consumption in Europe declined by 23% for coated woodfree paper and 27% for lightweight coated paper compared to the corresponding quarter last year. Total shipments including exports declined approximately 28% and 30% respectively.

We curtailed production by approximately 30% during the quarter across all our European mills, including the mills acquired from M-real, on 1 January 2009, to match our production to the reduced demand level and to reduce inventories.

Average prices realised in the quarter in Euros were 3% above the corresponding quarter last year. Further price increases for coated fine paper were implemented in Europe in the quarter.

The integration of the Acquisition has progressed well. The achievement of the synergy target of Euro 120 million per annum within three years is on track as is the target for 2009, despite current difficult market conditions.

North America

	Quarter ended March 2009 US$ million	Quarter ended March 2008 US$ million	% change	Quarter ended Dec 2008 US$ million
Sales	301	423	(28.8)	363
Operating (loss) profit	(24)	26	–	(7)
Operating (loss) profit to sales (%)	(8.0)	6.1	–	(1.9)

Total sales volumes declined about 30% compared to the corresponding quarter last year, with pulp sales volumes declining 40%. Average prices realised were at the same level as a year ago. Paper prices realised, although lower than the peak achieved in mid-2008, were 2% higher than a year ago. Pulp prices, however, were more than 30% lower than the corresponding quarter last year.

We curtailed coated paper production by approximately 100,000 tons during the quarter and reduced our paper inventories by 13% in volume terms. In addition we suspended operations at Muskegon Mill, which has a capacity of 170,000 tons per annum, for at least six months. During this period 190 people have been temporarily laid off. We have reduced a further 70 positions across the North American business to help manage our costs. Costs of raw materials and energy declined in the quarter but were partly offset by inefficiencies of stopping and starting operations.



Southern Africa

	Quarter ended March 2009 US$ million	Quarter ended March 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2008 US$ million
Sales	74	89	(16.9)	10.2	74
Operating profit	2	3	(33.3)	(9.1)	2
Operating profit to sales (%)	2.7	3.4	–	–	2.7

The business generated a small operating profit; however, margins declined as a result of a 10% decline in sales volumes and continued cost pressure.

Forest Products

	Quarter ended March 2009 US$ million	Quarter ended March 2008 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2008 US$ million
Sales	**201**	264	(23.9)	1.0	189
Operating profit	**48**	172	(72.1)	(63.0)	49
Operating profit to sales (%)	**23.9**	65.2	–	–	25.9

The forest products' business was affected by weakening demand in the Southern African and export markets for its packaging paper. Sales volumes of chemical cellulose, although well below Saiccor Mill's expanded capacity, were higher than volumes in the equivalent quarter last year.

Pulp prices continued to fall in US Dollar terms and were more than 30% lower than a year ago impacting paper pulp and chemical cellulose sales.

Wood, other raw material and energy input costs in Rand terms increased significantly compared to a year ago, partly as a result of the weakening of the Rand against the US Dollar.



Outlook

The general economic outlook and market conditions remain depressed. In these circumstances we expect demand for our products to remain weak and we will therefore continue to curtail production to match supply with demand.

It has been difficult to identify the extent to which the fall in apparent demand for our products is an inventory effect, but it appears that the decline of inventories in the downstream supply chain has been significant. We are of the opinion that downstream inventories are stabilising and therefore expect apparent demand to start improving slightly in many of our markets.

Demand for chemical cellulose, particularly in Asia, has started to improve and we are continuing to ramp up production at Saiccor Mill. We expect the operating rate to be close to the total expanded capacity by our financial year end. Pricing, however, is expected to remain weak for the rest of the year. The other Southern African businesses will continue to manage production to match demand. The Rand has recently strengthened relative to the US Dollar, which, if sustained, will put pressure on margins.

In Europe stabilisation of downstream inventories is expected to help improve the supply/demand balance. M-real ceased coated fine paper production at Hallein and Gohrsmühle at the end of April 2009. We were selling the output of these mills for M-real on an agency basis and therefore expect the operating rates of our own mills to improve following this cessation as we transfer this production to our mills. This, together with the continued achievement of Acquisition synergies, is expected to improve the region's profitability.

In North America we do not expect a significant market improvement this year. The actions taken to restructure the business including suspending operations at Muskegon Mill are expected to help improve profitability.

Although market conditions remain difficult and there is still little visibility, we expect our profitability to improve in the next quarter as a result of the actions we have taken to manage costs, continued declines in input costs and the gradual achievement of Acquisition synergies.

Prioritising cash generation and liquidity remains our critical objective as we stated in our trading update at the group's Annual General Meeting in March. Each of our operating businesses is implementing production curtailment and variable and fixed cost reduction plans to minimise the cash impact of the current weak market conditions, including the suspension of operations at Muskegon Mill. We are also tightly managing working capital down to minimum levels without compromising on service excellence. We are targeting a further reduction in working capital by our financial year end. In addition, we are reducing capital expenditure to a minimum. In the current financial year we expect capital expenditure in our operations to be below US$200 million compared to US$505 million last year.

Given the weak global market conditions, we are expecting the rest of 2009 to remain challenging. Our actions and plans are focused on dealing with these tough market conditions and importantly to ensure that Sappi develops even closer relationships with our customers through the quality of our service and continued improvements in efficiencies and remains well positioned to take full advantage of our leading positions in coated graphic paper and chemical cellulose when markets start to recover.

On behalf of the board

R J Boëttger   M R Thompson
Director   **Director**   05 May 2009

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame, revenues following the acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the acquisition of M-real's coated graphic paper business and the integration of the acquired business into our existing business. The estimate of synergies that we expect to achieve following the completion of the acquisition is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for fiscal 2009 or beyond.



Group income statement

	Notes	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	% change	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million	% change
Sales		1,313	1,473	(11)	2,500	2,850	(12)
Cost of sales		1,196	1,162		2,238	2,354	
Gross profit		117	311	(62)	262	496	(47)
Selling, general and administrative expenses		97	102		183	199	
Other operating expenses (income)		11	(7)		14	(6)	
Share of loss (profit) from associates and joint ventures		3	(5)		2	(9)	
Operating profit	3	6	221	(97)	63	312	(80)
Net finance costs		40	27		61	55	
Net interest		41	26		72	63	
Finance cost capitalised		–	(6)		–	(15)	
Net foreign exchange gains		(4)	(4)		(11)	(5)	
Net fair value loss on financial instruments		3	11		–	12	
(Loss) profit before taxation		(34)	194	–	2	257	(99)
Taxation		1	39		14	60	
Current		(6)	1		4	4	
Deferred		7	38		10	56	
(Loss) profit for the period		(35)	155	–	(12)	197	–
Basic (loss) earnings per share (US cents)	1	(7)	43		(3)	54	
Weighted average number of shares in issue (millions)	1	515.8	362.3		449.4	361.9	
Diluted basic (loss) earnings per share (US cents)	1	(7)	42		(3)	54	
Weighted average number of shares on fully diluted basis (millions)	1	517.8	365.0		451.5	364.9	

Group balance sheet

	Mar 2009 US$ million	Sept 2008 US$ million
ASSETS		
Non-current assets	**4,669**	4,408
Property, plant and equipment	**3,626**	3,361
Plantations	**605**	631
Deferred taxation	**36**	41
Other non-current assets	**402**	375
Current assets	**2,373**	1,701
Inventories	**821**	725
Trade and other receivables	**841**	702
Cash and cash equivalents	**711**	274
Total assets	**7,042**	6,109
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	**1,866**	1,605
Non-current liabilities	**2,873**	2,578
Interest-bearing borrowings	**2,154**	1,832
Deferred taxation	**334**	399
Other non-current liabilities	**385**	347
Current liabilities	**2,303**	1,926
Interest-bearing borrowings	**1,259**	821
Bank overdraft	**33**	26
Other current liabilities	**959**	1,025
Taxation payable	**52**	54
Total equity and liabilities	**7,042**	6,109
Number of shares in issue at balance sheet date (millions)	**515.8**	229.2



Group cash flow statement

	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
(Loss) profit for the period	(35)	155	(12)	197
Adjustment for:				
Depreciation, fellings and amortisation	114	112	211	229
Taxation	1	39	14	60
Net finance costs	40	27	61	55
Post employment benefits	(11)	(39)	(19)	(53)
Other non-cash items	(10)	(118)	(61)	(157)
Cash generated from operations	99	176	194	331
Movement in working capital	28	(30)	(68)	(163)
Net finance costs	(10)	(8)	(54)	(67)
Taxation paid	(3)	(9)	(2)	(16)
Dividends paid *	–	(73)	(37)	(73)
Cash retained from operating activities	114	56	33	12
Cash utilised in investing activities	(625)	(164)	(665)	(253)
Capital expenditure	(39)	(164)	(79)	(253)
Acquisition of M-real	(586)	–	(586)	–
	(511)	(108)	(632)	(241)
Cash effects of financing activities	243	(118)	1,036	105
Net movement in cash and cash equivalents	(268)	(226)	404	(136)

* Dividend no 85: 16 US cents per share paid on 28 November 2008.

Group statement of recognised income and expense

	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
Exchange differences on translation of foreign operations	6	(262)	(287)	(272)
Realised gain on cash flow hedge	(32)	–	–	–
Sundry other movements in equity	9	–	–	2
Net expense recorded directly in equity	(17)	(262)	(287)	(270)
(Loss) profit for the period	(35)	155	(12)	197
Total recognised expense for the period	(52)	(107)	(299)	(73)

Notes to the group results

1. **Basis of preparation**

   The condensed financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2008 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

   The results are unaudited.

   In November and December 2008, Sappi conducted a renounceable rights offer of 286,886,270 new ordinary shares of ZAR1.00 each to qualifying Sappi shareholders recorded in the shareholders register at the close of business on Friday 21 November 2008, at a subscription price of ZAR20.27 per rights offer share in the ratio of 6 rights offer shares for every 5 Sappi shares held. The rights offer was fully subscribed and the shareholders received their shares on 15 December 2008. The rights offer raised ZAR5,8 billion which was used to partly finance the acquisition of the coated graphic paper business of M-Real and the related costs. In accordance with IAS 33, prior period basic, headline and diluted earnings per share have been restated to take into account the bonus element of the rights offer. The prior period weighted average number of shares has been adjusted by a factor of 1.58 (the adjustment factor).

2. **Reconciliation of movement in shareholders' equity**

	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
Balance – beginning of period	**1,605**	1,816
Total recognised expense for the period	**(299)**	(73)
Dividends paid	**(37)**	(73)
Rights offer	**575**	–
Costs directly attributable to the rights offer	**(31)**	–
Issue of new shares to M-real	**45**	–
Transfer to participants of the share purchase trust	**3**	3
Share based payment reserve	**5**	4
Balance – end of period	**1,866**	1,677



3. Operating profit

	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
Included in operating profit are the following non-cash items:				
Depreciation and amortisation	99	93	180	189
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	15	19	31	40
Growth	(16)	(17)	(32)	(35)
	(1)	2	(1)	5
Plantation price fair value adjustment	(35)	(118)	(69)	(117)
	(36)	(116)	(70)	(112)
Included in other operating expenses are the following:				
Asset impairments	2	–	5	2
Profit on disposal of property, plant and equipment	–	(3)	(1)	(4)
Restructuring provisions raised (released)	8	(2)	8	(3)

4. Capital expenditure

	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
Property, plant and equipment	46	165	93	274

	Mar 2009 US$ million	Sept 2008 US$ million
5. Capital commitments		
Contracted	96	76
Approved but not contracted	160	130
	256	206

Notes to the group results

	Mar 2009 US$ million	Sept 2008 US$ million
6. Contingent liabilities		
Guarantees and suretyships	**36**	38
Other contingent liabilities	**7**	7
	43	45

7. Material balance sheet movements

Acquisition of M-real's coated graphic paper business

See note 8 for details of how the acquisition is recorded in the balance sheet.

Interest-bearing borrowings and cash and cash equivalents

Included in long term borrowings is the EUR220 million (US$293 million) vendor loan note and the assumed interest bearing debt both used to partly finance the acquisition of M-real's coated graphic paper business. During the six months ended March 2009, the group also drew down EUR200 million (US$266 million) of its committed facilities and raised a further US$52 million in long term bank loans. All of this is currently held in cash.

8. Acquisition

On 31 December 2008, Sappi acquired M-real's coated graphic paper business for EUR750 million (US$1.1 billion). The transaction includes M-real's coated graphic paper business (excluding M-real's South African business), including brands and company knowledge, as well as four coated graphic mills.

The acquisition was financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor loan note.

The acquired business contributed revenues of US$280 million, a net operating loss of US$3 million and a net loss of US$7 million to the group for the period from acquisition to 29 March 2009.

Details of net assets acquired and goodwill are as follows:

	EURO Million	US$ Million
Purchase consideration:		
Cash consideration	400	563
Shares issued *	32	45
Vendor loan note	220	308
Adjustments to working capital	6	8
Gain on forward exchange contract covering purchase consideration	(24)	(32)
Direct costs relating to the acquisition	21	30
Total purchase consideration	655	922
Provisional fair value of net identifiable assets acquired (see below)	628	884
Provisional goodwill **	27	38

* 11,159,702 Sappi shares were issued to M-real as partial payment of the acquisition price. The fair value of US$45 million (EUR32 million) was determined using Sappi's published market price at the date of exchange.

** The initial accounting for the business combination has been determined provisionally as at the end of the second quarter ended March 2009 because the group is still in the process of finalising the fair values of the identifiable assets and liabilities of the acquired business of M-real.

The assets and liabilities arising from the acquisition are as follows:



	EURO Million Acquiree's carrying amount	EURO Million Provisional fair value	US$ Million Acquiree's carrying amount	US$ Million Provisional fair value
Property, plant and equipment	640	494	901	695
Information technology related intangibles	2	2	3	3
Brand names	–	18	–	25
Inventories	118	116	166	163
Trade receivables	200	200	281	281
Prepayments and other debit balances	15	21	21	30
Cash and cash equivalents	5	5	7	7
Trade payables	(86)	(86)	(121)	(121)
Pension liabilities	(37)	(40)	(52)	(56)
Borrowings	(46)	(47)	(65)	(66)
Provisions	(4)	(4)	(6)	(6)
Other payables and accruals	(66)	(64)	(93)	(89)
Net deferred tax (liabilities) assets	(10)	13	(14)	18
Net identifiable assets acquired	731	628	1,028	884

Outflow of cash to acquire business, net of cash acquired:

	EURO Million	US$ Million
Cash consideration	400	563
Direct costs relating to acquisition	21	30
Cash and cash equivalents in subsidiary acquired	(5)	(7)
Cash outflow on acquisition	416	586

Notes to the group results

		Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	% change	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million	% change
9.	**Regional information**						
	Sales						
	Fine Paper – North America	**301**	423	(29)	**664**	807	(18)
	Europe	**737**	697	6	**1,298**	1,335	(3)
	Southern Africa	**74**	89	(17)	**148**	176	(16)
	Total	**1,112**	1,209	(8)	**2,110**	2,318	(9)
	Forest Products – Pulp and paper operations	**189**	246	(23)	**363**	498	(27)
	Forestry operations	**12**	18	(33)	**27**	34	(21)
	Total	**1,313**	1,473	(11)	**2,500**	2,850	(12)
	Operating profit						
	Fine Paper – North America	**(24)**	26	–	**(31)**	37	–
	Europe	**(21)**	18	–	**(8)**	37	–
	Southern Africa	**2**	3	(33)	**4**	4	–
	Total	**(43)**	47	–	**(35)**	78	–
	Forest Products	**48**	172	(72)	**97**	227	(57)
	Corporate and other	**1**	2	(50)	**1**	7	100
	Total	**6**	221	(97)	**63**	312	(80)
	Net operating assets						
	Fine Paper – North America	**1,070**	1,116	(4)	**1,070**	1,116	(4)
	Europe	**2,376**	2,085	14	**2,376**	2,085	14
	Southern Africa	**181**	127	43	**181**	127	43
	Total	**3,627**	3,328	9	**3,627**	3,328	9
	Forest Products	**1,531**	1,695	(10)	**1,531**	1,695	(10)
	Corporate and other	**126**	8	–	**126**	8	–
	Total	**5,284**	5,031	5	**5,284**	5,031	5



Supplemental Information

1. EBITDA

	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
Reconciliation of (loss) profit for the period to EBITDA excluding special items [1]				
(Loss) profit for the period	**(35)**	155	**(12)**	197
Net finance costs	**40**	27	**61**	55
Taxation	**1**	39	**14**	60
Depreciation and amortisation	**99**	93	**180**	189
EBITDA [1]	**105**	314	**243**	501

[1] *In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.*

2. Headline earnings per share *

	Quarter ended Mar 2009 US$ million	Quarter ended Mar 2008 US$ million	Half-year ended Mar 2009 US$ million	Half-year ended Mar 2008 US$ million
Headline earnings per share (US cents) **	**(6)**	42	**(2)**	54
Weighted average number of shares in issue (millions) **	**515.8**	362.3	**449.4**	361.9
Diluted headline earnings per share (US cents) **	**(6)**	41	**(2)**	53
Weighted average number of shares on fully diluted basis (millions) **	**517.8**	365.0	**451.5**	364.9
Calculation of headline earnings *				
(Loss) profit for the period	**(35)**	155	**(12)**	197
Asset impairments	**2**	–	**5**	2
Profit on disposal of property, plant and equipment	**–**	(3)	**(1)**	(4)
Tax effect of above items	**–**	(1)	**–**	–
Headline (loss) earnings	**(33)**	151	**(8)**	195

* Headline earnings disclosure is required by the JSE Limited.
** Prior period headline earnings per share has been restated for the bonus element of the rights offer in accordance with IAS 33.

3. exchange rates

	Mar 2009	Dec 2008	Sept 2008	June 2008	Mar 2008
Exchange rates:					
Period end rate: US$1 = ZAR	**9.5849**	9.7148	8.0751	7.9145	8.1432
Average rate for the Quarter: US$1 = ZAR	**9.8979**	9.8584	7.8150	7.8385	7.4593
Average rate for the YTD: US$1 = ZAR	**9.9015**	9.8584	7.4294	7.3236	7.1465
Period end rate: EUR 1 = US$	**1.3301**	1.4064	1.4615	1.5795	1.5802
Average rate for the Quarter: EUR 1 = US$	**1.3300**	1.3471	1.5228	1.5747	1.5006
Average rate for the YTD: EUR 1 = US$	**1.3288**	1.3471	1.5064	1.5071	1.4790

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.



Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

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Tel +27 (0)11 370 5000

United States:
ADR Depositary:

The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

Channel Islands:

Capita Registrars
(Jersey) Limited
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St Helier,
Jersey
JE2 3RT
Tel +44 (0)208 639 3399

this report is available on the Sappi website
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 May, 2009

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer